Exhibit 99.1

Brussels, 07 March 2013 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notification that it has received.

1. Date: Notification of 04 March 2013

2. Notification by (ultimate parent company of several legal entities with common voting policy) :

BlackRock, Inc.	40 East 52nd Street , New York, NY 10055, USA

3. Denominator: 1.606.787.543 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
BlackRock, Inc.	0	48.302.036	0	3,01%	0,00%

TOTAL		48.302.036	0	3,01%	0,00%

Brussels, 07 March 2013 – 2 / 2

5. Date threshold crossed: 26 February 2013

6. Chain of controlled entities through which the shareholding is effectively owned:

BlackRock, Inc. is the ultimate parent company of all legal entities contained in the notification. With a common voting policy in place across all entities within the group, BlackRock, Inc. maintains control of assets indicated within the above disclosure. Direct holdings in ABI are maintained within the legal entities as indicated in the notification.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@na.ab-inbev.com	E-mail: graham.staley@na.ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com